RHV Roadshow Tweets - Ventures Introduction - Vlad 2/20/26

Channels: VladTenev X, Robinhood on LinkedIn
Source Video: RHBU PGM... . ._6.mp4

Clip 1: Who RH Ventures is for

Posting Date: 2/20/26

VladTenev to tweet one of the following options:

- Introducing Robinhood Ventures: private market access, for everyone.
  No accreditation thresholds. No high minimums. A new venture model.

  Reply Tweet:

  Prospectus: https://bit.ly/RHVFundI-Prospectus
  Disclosures: https://robinhood.com/us/en/campaign/ventures433disclosure/

- Retail investors deserve access to private markets, so we built it the Robinhood way.
  No accreditation thresholds. No high minimums. A new venture model.

  Reply Tweet:

  Prospectus: https://bit.ly/RHVFundI-Prospectus
  Disclosures: https://robinhood.com/us/en/campaign/ventures433disclosure/

Video: RH_VENTURES_LIVESTREAM_CUTDOWN_1_v2.mp4

Livestream Timestamp: 17:51 - 19:34

Transcript:

Vlad: Introducing… Robinhood Ventures.

The goal of Robinhood Ventures is not just to open the doors to private investing, but to blow them completely off the hinges. So that no-one can close them ever again.

We're going to start this revolution by offering retail investors exposure to what we believe are some of the most exciting private companies operating today.

SHIV: I notice you said retail investors, Vlad, and not accredited investors.

VLAD: I did indeed. So let's get into that.

When people are invited into a venture fund, there is usually:

An accredited investor requirement, such as a minimum net worth or household income. Not a huge problem for that inner circle of wealthy insiders that just keep getting wealthier, but roughly 80% of Americans today don't qualify.

Then there's **a minimum investment amount,** which usually ranges from ten thousand dollars to millions of dollars.

SHIV: That's frustrating, to say the least.

There's **no liquidity:** So your funds are locked up until there's an exit event, which can take years or even over a decade.

SHIV: A big problem if you need access to your money in under 10 years.

Finally, there's usually **a carry fee,** where fund managers pay themselves 20 or even 30 percent of your profits,

SHIV: Oh, I hate that one.

With Robinhood Ventures Fund 1, we're getting rid of all of that.

Literally *all* of it.

So not only are you getting access to what wealthy and institutional investors are typically offered, you're getting what I would say is a better deal than most of them probably get.

On-Screen Disclosure

Robinhood Ventures Fund I (the "Company", "Robinhood Ventures", "RVI" or "we") has filed a registration statement (including a preliminary prospectus) on Form N-2 (File Nos. 333-290253 and 811-24119) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this audiovisual presentation and the accompanying oral presentation relates. The registration statement has not yet been declared effective. The Company's common shares of beneficial interest may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. You are advised to carefully consider the investment objectives, risks and charges and expenses of the Company before investing. Before you invest, you should read the preliminary prospectus, in particular the "Risk Factors" contained therein, and the other documents the Company has filed (or will file) with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, a copy of the preliminary prospectus relating to the offering may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This presentation and the accompanying oral presentation contain forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipates," "believes," "expects," "intends," "will," "shall," "should," "may," "plans," "continues," "seeks," "estimates," "would," "could," "targets," "outlook," "potential," "predicts" or the negative of these words or other similar terms or expressions that concern the Company's expectations, strategy, plans, or intentions. Forward-looking statements include, among others, statements relating to the Company's expectations of the current and future business, operations, financial condition, operating results or prospects of the Company and those of the issuers of the securities in which the Company invests; the return or impact of current and future investments; the Company's ability to deploy any capital raised in this offering; and the ability to obtain suitable investments for the Company. The Company may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in these forward-looking statements. In addition, the forward-looking statements included in this presentation represent the Company's views as of the date of this presentation. The Company undertakes no obligation to update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in expectations, except as required by law.

This presentation contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on the Company's internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The Company has not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Accordingly, the Company makes no representations as to the accuracy or completeness of that data nor does it undertake to update such data after the date of this presentation.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the platform and products of the Company or this proposed offering.

Customer dashboards displayed in the video and presentation are illustrative only.